UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 19 September 2023, London UK

European Commission authorises ViiV Healthcare's Apretude (cabotegravir long-acting and tablets) for HIV prevention

●     Given as few as six times per year, cabotegravir has demonstrated superior efficacy to a daily oral PrEP option (FTC/TDF tablets) in reducing the risk of HIV acquisition in clinical trials.[1],[2],[3],[4]
●     With approximately 100,000 people newly diagnosed with HIV each year in Europe,[5] expanding HIV prevention options is crucial in reducing HIV transmission.

GSK plc (LSE/NYSE: GSK) announced that ViiV Healthcare, the global specialist HIV company majority owned by GSK, with Pfizer and Shionogi as shareholders, today announced that the European Commission has authorised Apretude (cabotegravir long-acting (LA) injectable and tablets) for HIV prevention. Cabotegravir is indicated in combination with safer sex practices for pre-exposure prophylaxis (PrEP) to reduce the risk of sexually acquired HIV-1 infection in high-risk adults and adolescents (at least 12 years of age), weighing at least 35 kg.

Cabotegravir LA injectable and tablets for PrEP is the first and only HIV prevention option approved in the European Union (EU) that reduces the number of doses needed for effective HIV prevention from 365 daily pills to as few as six injections per year. Cabotegravir LA injectable and tablets for PrEP has demonstrated superior efficacy to daily oral emtricitabine/tenofovir disoproxil fumarate (FTC/TDF) in reducing the risk of HIV acquisition in clinical trials, giving people in the EU more options for PrEP.1,2,3,4

Deborah Waterhouse, CEO at ViiV Healthcare, said: "This authorisation marks a pivotal milestone for people across the EU who could benefit from an innovative, long-acting HIV prevention option that may better suit their personal preferences. Long-acting PrEP, alongside other HIV prevention strategies, plays an important role in helping to address some of the challenges that people may have with oral PrEP options".

This approval is supported by data from two international phase IIb/III multicentre, randomised, double-blind, active controlled studies, HPTN 083 and HPTN 084, which evaluated the safety and efficacy of cabotegravir LA for PrEP in HIV-negative men who have sex with men (MSM), transgender women and cisgender women who were at increased risk of sexually acquired HIV. The studies demonstrated that cabotegravir LA for PrEP was superior to daily oral FTC/TDF tablets, with clinical trial participants given cabotegravir LA for PrEP experiencing a 69% lower rate of HIV acquisition compared to FTC/TDF tablets in HPTN 083 (12 vs 39; annual incidence: 0.37% vs 1.22%; HR 0.31 [CI: 0.16, 0.58]), and a 90% lower rate of HIV acquisition compared to FTC/TDF tablets in HPTN 084 (3 vs 36; annual incidence: 0.15% vs 1.85%; HR 0.10 [CI: 0.04, 0.27]).1,2,3,4

Cabotegravir LA for PrEP is approved for use in the US, Australia, South Africa, as well as other countries as Apretude. Submission to other regulatory agencies is on-going.

About cabotegravir extended-release injectable suspension
Cabotegravir long-acting for HIV prevention is the first and only long-acting injectable PrEP option proven superior to daily oral FTC/TDF in reducing HIV acquisition.

Cabotegravir long-acting for PrEP is an integrase strand transfer inhibitor (INSTI). INSTIs, like cabotegravir extended-release injectable suspension, inhibit HIV replication by preventing the viral DNA from integrating into the genetic material of human immune cells (T-cells). This step is essential in the HIV replication cycle and is also responsible for establishing chronic disease.

Cabotegravir long-acting for PrEP is provided as an injection administered six times per year and is initiated with a single 600 mg (3-ml) injection given one month apart for two consecutive months. After the second initiation injection, the recommended continuation injection dose is a single 600 mg (3-ml) injection given every two months. Cabotegravir oral tablets may be administered for approximately one month before initiating the first injection to assess the tolerability of the medicine.

About HPTN 083 (NCT02720094)1,3
The HPTN 083 trial is a phase IIb/III double blind non-inferiority trial designed to evaluate the safety and efficacy of long-acting injectable cabotegravir for HIV prevention administered every eight weeks compared to daily oral FTC/TDF tablets (200 mg/300 mg). The trial included the prespecified ability to test for superiority of long-acting cabotegravir over FTC/TDF.

The trial design included an oral lead-in phase to assess tolerability to cabotegravir before administering the intramuscular (IM) injection. Each participant was to receive a maximum of three years of blinded trial medication. The trial opened to enrolment in November 2016. HPTN 083 was conducted in 4,566 HIV-negative men who have sex with men and transgender women who have sex with men, who are at increased risk of HIV acquisition. The trial is being conducted at research centres in Argentina, Brazil, Peru, the United States, South Africa, Thailand, and Vietnam.

Long-acting cabotegravir was found to be superior to daily oral FTC/TDF in preventing HIV acquisition in the trial population. The most common adverse reactions (all grades) observed in at least 1% of subjects receiving long-acting cabotegravir were injection site reactions, diarrhoea, headache, pyrexia, fatigue, sleep disorders, nausea, dizziness, flatulence, and abdominal pain.

For further information on HPTN 083 please see https://clinicaltrials.gov/ct2/show/NCT02720094.

About HPTN 084 (NCT03164564)2,4
The HPTN 084 trial is a phase III double blind superiority trial designed to evaluate the safety and efficacy of the long-acting injectable cabotegravir for HIV prevention administered every eight weeks compared to daily oral FTC/TDF tablets (200 mg/300 mg) in 3,224 cisgender women who are at increased risk of HIV acquisition. The trial design included an oral lead-in phase to assess tolerability to cabotegravir before administering the IM injection. HPTN 084 opened to enrolment in November 2017 and is being conducted at research centres in Botswana, Kenya, Malawi, South Africa, Eswatini, Uganda, and Zimbabwe.

Long-acting cabotegravir was found to be superior to daily oral FTC/TDF in preventing HIV acquisition in the trial population. The most common adverse reactions (all grades) observed in at least 1% of subjects receiving long-acting cabotegravir were injection site reactions, diarrhoea, headache, fatigue, sleep disorders, nausea, dizziness, abdominal pain, vomiting, myalgia, and rash.

For further information please see https://clinicaltrials.gov/ct2/show/NCT03164564.

The Apretude EMA Reference Information, including a full list of adverse events and the complete important safety information in the EU, will shortly be available on the European Medicines Agency website.

Trademarks are owned by or licensed to the ViiV Healthcare group of companies.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GSK (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who could benefit from HIV prevention options. Shionogi became a ViiV shareholder in October 2012. The company's aims are to take a deeper and broader interest in HIV and AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline, and commitment, please visit viivhealthcare.com.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

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Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q2 Results for 2023 and any impacts of the COVID-19 pandemic.

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References

[1] Landovitz RJ, Donnell D, Clement ME, et al. Cabotegravir for HIV Prevention in Cisgender Men and Transgender Women. The New England Journal of Medicine 2021;385:595-608. DOI: 10.1056/NEJMoa2101016
[2] Delaney-Moretlwe S, Hughes J, Bock P, et al. Cabotegravir for the prevention of HIV-1 in women: results from HPTN 084, a phase 3, randomised clinical trial. The Lancet 2022;399(10337):1779-1789. DOI: 10.1016/S0140-6736(22)00538-4
[3] Clinical Trials.gov - Safety and Efficacy Study of Injectable Cabotegravir Compared to Daily Oral Tenofovir Disoproxil Fumarate/Emtricitabine (TDF/FTC), For Pre-Exposure Prophylaxis in HIV-Uninfected Cisgender Men and Transgender Women Who Have Sex With Men. Available at
https://clinicaltrials.gov/ct2/show/NCT02720094. Last accessed August 2023.
[4] Clinical Trials.gov - Evaluating the Safety and Efficacy of Long-Acting Injectable Cabotegravir Compared to Daily Oral TDF/FTC for Pre-Exposure Prophylaxis in HIV-Uninfected Women. Available at https://clinicaltrials.gov/ct2/show/NCT03164564. Last accessed August 2023.
[5] ECDC/World Health Organisation (2021) HIV/AIDS surveillance in Europe. Available at https://www.ecdc.europa.eu/sites/default/files/documents/2021-Annual_HIV_Report_0.pdf. Last accessed March 2023. Last accessed August 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 19, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc